UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

__________________________________________________________________________________

Quest Diagnostics Incorporated
(Exact Name of Registrant as Specified in Its Charter)
__________________________________________________________________________________

Delaware                     001-12215         16-1387862
(State or other jurisdiction of        (commission file number)     (IRS Employer Identification No.)
incorporation or organization)

3 Giralda Farms, Madison, NJ 07940
(Address of principal executive offices)

William J. O’Shaughnessy, Jr., Secretary, (973) 520-2116
(Name and telephone number, including area code,
of the person to contact in connection with this report)

__________________________________________________________________________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.
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Introduction
Quest Diagnostics Incorporated (“Quest Diagnostics” or “Quest”) is the world’s leading provider of diagnostic testing information services. We provide insights that empower and enable patients, physicians, hospitals, integrated delivery networks (each an “IDN”), health plans, employers and others to make better healthcare decisions.
Quest Diagnostics managed the following subsidiaries in 2013:

1.	Celera Corporation

2.	Focus Diagnostics, Inc.

3.	LabOne, Inc.

4.	Enterix Ltd., Australia

5.	HemoCue AB

Enterix and HemoCue were divested during the first half of the reportable year.
Quest Diagnostics Policy with respect to the sourcing of conflict minerals can be found here: www.questdiagnostics.com and then typing search term “corporate citizenship”.

Section 1- Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with our policy, Quest Diagnostics has concluded in good faith that during the 2013 reporting period, Quest has contracted to manufacture products containing conflict minerals and has determined that the use of these minerals is necessary to the functionality or production of these products. Based on our “reasonable country of origin inquiry” (RCOI) conducted, Quest was unable to determine the origin of conflict minerals in our products and therefore cannot exclude the possibility that some may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country (collectively “Covered Countries”) and may not be from recycled or scrap sources for the 2013 reporting period.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”), Quest has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are publicly available at Quest’s Investor Relations site at www.questdiagnostics.com/investor.

Section 2- Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 29, 2014

QUEST DIAGNOSTICS INCORPORATED

By: /s/ James E. Davis
James E. Davis
Senior Vice President, Operations

*Print name and title of the registrant’s signing executive officer under his or her signature.

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